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As filed with the Securities and Exchange Commission on November 9, 2017.

Registration No. 333-220964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to
FORM S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Workspace Property Trust
(Exact name of registrant as specified in governing instruments)

700 Dresher Road, Suite 150
Horsham, PA 19044
(215) 328-2700
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Thomas A. Rizk
Chief Executive Officer
700 Dresher Road, Suite 150
Horsham, PA 19044
(215) 328-2700
(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

John P. Napoli, Esq. Blake Hornick, Esq. Michael T. Dunn, Esq. Seyfarth Shaw LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 Phone: (212) 218-5500 Facsimile: (212) 218-5526	Michael W. Benjamin, Esq. Lewis W. Kneib, Esq. Julian Kleindorfer, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022-4834 Phone: (212) 906-1200 Facsimile: (212) 751-4864	Gilbert G. Menna, Esq. Scott C. Chase, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 Phone: (212) 813-8800 Facsimile: (212) 355-3333

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one):

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging Growth Company ☒

          If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☒

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 EXPLANATORY NOTE

        Workspace Property Trust has prepared this Amendment No. 6 to the Registration Statement on Form S-11 (File No. 333-220964) solely for the purpose of filing Exhibits 3.1 and 3.2. No changes have been made to the preliminary prospectus constituting Part I of the Registration Statement and, therefore, it has been omitted, or to Part II of the Registration Statement (other than to reflect in the Exhibit Index the filing of the aforementioned exhibits).

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other Expenses of Issuance and Distribution.

        The expenses expected to be incurred by us in connection with the registration and distribution of the securities being registered under this registration statement are as follows (all amounts are estimates other than the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees):

SEC Registration Fee	$83,758
NYSE Listing Fee	242,382
FINRA Filing Fee	101,413
Printing Expenses	1,000,000
Legal Fees and Expenses	8,014,000
Accounting Fees and Expenses	6,793,000
Transfer Agent and Registrar Fees	15,000
Trustee and Officer Liability Insurance Premium	359,000
Miscellaneous	1,925,000

Total	$18,533,553

Item 32.    Sales to Special Parties.

        On June 22, 2017, in connection with the initial capitalization of our company, we issued 100 common shares to RVFP, L.P., an affiliate of us, as the sole shareholder for an aggregate purchase price of $1,000.

Item 33.    Recent Sales of Unregistered Securities.

        On June 22, 2017, in connection with the initial capitalization of our company, we issued 100 common shares to RVFP, L.P., an affiliate of us, as the sole shareholder for an aggregate purchase price of $1,000. The shares were issued in reliance upon an exemption from registration provided by Section 4(a)(2) under the Securities Act as a transaction not involving a public offering. We will repurchase these common shares in connection with this offering.

        In connection with the formation transactions, we will issue an aggregate of 6,996,345 common shares and our operating partnership will issue an aggregate of 30,120,212 common units with an aggregate value of $501.1 million, based on the midpoint of the price range set forth on the front cover of the prospectus that forms a part of this registration statement, to participants in the formation transactions that are transferring interests to us in the entities that own our properties and other assets prior to the formation transactions in consideration of such transfer. Each such person had a substantive pre-existing relationship with us. The issuance of such shares and common units will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act.

        Prior to or concurrently with the completion of this offering, we will redeem the mandatorily redeemable preferred equity of our operating partnership issued in connection with our acquisition of our second portfolio for 6,844,562 common shares (based on the midpoint of the price range set forth on the front cover of the prospectus that forms a part of this registration statement) and approximately $63.6 million in cash. The common shares will be issued to the holder of the redeemable preferred equity of our operating partnership with whom we had a substantive pre-existing relationship. The issuance of these common shares will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act.

Item 34.    Indemnification of Trustees and Officers.

        Maryland law permits a Maryland real estate investment trust to include in its declaration of trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except to the extent that (a) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (b) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our declaration of trust contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

        Maryland law permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees and officers to the same extent as is permitted for directors and officers of a Maryland corporation under the MGCL.

        The MGCL requires a corporation (unless its charter provides otherwise, which our declaration of trust does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity, or in the defense of any claim, issue or matter in the proceeding, against reasonable expenses incurred by the director or officer in connection with the proceeding, claim, issue or matter. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        Under the MGCL, a Maryland corporation may not, however, indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, unless limited by the charter (which our declaration of trust does not), a court of appropriate jurisdiction, upon application of a director or officer, may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer met the standards of conduct described above or has been adjudged liable on the basis that a personal benefit was improperly received, but such indemnification shall be limited to expenses.

        In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer, without requiring a preliminary determination of the director's or officer's ultimate entitlement to indemnification, upon the corporation's receipt of:

  •
  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

  •
  a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

        Our declaration of trust authorizes us to obligate our company, and our bylaws require us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to: (1) any individual who is a present or former trustee or officer of ours and who is made a party to the proceeding by reason of his or her service in that capacity or (2) any individual who, while a trustee of ours and at our request, serves or has served a corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise as a trustee, officer, partner, trustee or member of such corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his or her service in that capacity. We may, with the approval of our board of trustees, provide such indemnification and advance for expenses to a person who served a predecessor of ours in any of the capacities described above and to any employee or agent of ours. Our bylaws also provide that any indemnification or payment or reimbursement of the expenses permitted by our bylaws shall be furnished in accordance with the procedures provided for indemnification and payment or reimbursement of expenses under Section 2-418 of the MGCL for directors of Maryland corporations and permit us to provide to trustees, officers and shareholders such other and further indemnification or payment or reimbursement of expenses, to the fullest extent permitted by the MGCL for directors of a Maryland corporation.

        We expect to enter into indemnification agreements with each of our executive officers, trustees and trustee nominees, whereby we will agree to indemnify our executive officers, trustees and trustee nominees against all expenses and liabilities and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding to the fullest extent permitted by Maryland law if they are made or threatened to be made a party to the proceeding by reason of their service to our company, subject to limited exceptions.

        The partnership agreement of our operating partnership also provides that we, as general partner, are indemnified to the extent provided therein. The partnership agreement further provides that our trustees, officers, employees, agents and designees are indemnified to the extent provided therein.

        Insofar as the foregoing provisions permit indemnification of trustees, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        We expect to obtain an insurance policy under which our trustees and executive officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such trustees and officers by reason of any acts or omissions covered under such policy in their respective capacities as trustees or officers, including certain liabilities under the Securities Act.

Item 35.    Treatment of Proceeds from Shares Being Registered.

        Not applicable.

Item 36.    Financial Statements and Exhibits.

(a)   Financial Statements.

        See page F-1 for an index of the financial statements that are being filed as part of this registration statement.

(b)   Exhibits.

        The list of exhibits is incorporated herein by reference.

Item 37.    Undertakings.

        The undersigned registrant hereby undertakes that:

          1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby further undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

 EXHIBIT INDEX

Exhibit		Exhibit Description
1.1	+	Form of Underwriting Agreement.

3.1		Articles of Amendment and Restatement of Workspace Property Trust.

3.2		Amended and Restated Bylaws of Workspace Property Trust.

4.1	+	Specimen Certificate of Common Shares of Beneficial Intent of Workspace Property Trust.

5.1	+	Opinion of Ballard Spahr LLP regarding the validity of the securities being registered.

8.1	+	Opinion of Seyfarth Shaw LLP regarding certain tax matters.

10.1	+	Form of Limited Partnership Agreement of Workspace Property Trust, L.P.

10.2	+	Form of Contribution Agreement by and among Workspace Property Trust, Workspace Property Trust, L.P. and the persons named therein.

10.3	+	Agreement Regarding Formation Transactions by and among Workspace RVFP, L.P. and the persons named therein.

10.4	+	Form of Registration Rights Agreement by and among Workspace Property Trust, Workspace Property Trust, L.P. and the persons named therein.

10.5	+	Redemption and Restricted Share Purchase Agreement by and between Workspace Property Trust, Workspace Property Trust, L.P. and SM WPT Preferred LLC.

10.6	+	2017 Incentive Award Plan.

10.7	+	Form of Indemnification Agreement between Workspace Property Trust and each of its trustees and officers.

10.8	+	Form of Purchase and Registration Rights Agreement Agreement by and between Workspace Property Trust, Safanad Suburban Office Partnership, LP., SSOP Management, LLC and SSOP SLP Splitter, LLC.

10.9	+	Form of LTIP Unit Agreement (Time-Based).

10.10	+	Form of LTIP Unit Agreement (Performance-Based).

10.11	+	Form of LTIP Unit Agreement (Fully vested).

10.12	+	Form of Employment Agreement by and between Workspace Property Trust and Thomas A. Rizk.

10.13	+	Form of Employment Agreement by and between Workspace Property Trust and Roger W. Thomas.

10.14	+	Form of Employment Agreement by and between Workspace Property Trust and Christopher B. Allen.

21.1	+	List of Subsidiaries of Workspace Property Trust.

23.1	+	Consent of Ernst & Young, LLP.

23.2	+	Consent of Ernst & Young, LLP.

23.3	+	Consent of Cushman & Wakefield, Inc.

23.4	+	Consent of Jones Lang La Salle.

Exhibit		Exhibit Description
23.5	+	Consent of Seyfarth Shaw LLP (included in Exhibit 8.1).

23.6	+	Consent of Ballard Spahr LLP (included in Exhibit 5.1).

23.7	+	Consent of Ernst & Young, LLP.

24.1	+	Power of Attorney (included on the signature page to this registration statement).

99.1	+	Consent of Hardwick Simmons to be named as trustee nominee.

99.2	+	Consent of Joseph Azrack to be named as trustee nominee.

99.3	+	Consent of Trevor Bond to be named as trustee nominee.

99.4	+	Consent of Michelle MacKay to be named as trustee nominee.

99.5	+	Consent of Russell C. Platt to be named as trustee nominee.

99.6	+	Consent of Steven B. Tanger to be named as trustee nominee.

99.7	+	Consent of Matthew Zames to be named as trustee nominee.

+
Previously filed.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Amendment No. 6 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 9, 2017.

WORKSPACE PROPERTY TRUST
By:	/s/ THOMAS A. RIZK
	Name:	Thomas A. Rizk
	Title:	Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 6 to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name		Title	Date

/s/ THOMAS A. RIZK Thomas A. Rizk		Chief Executive Officer and Chairman of the Board of Trustees (principal executive officer)	November 9, 2017
* Roger W. Thomas		President, Chief Operating Officer and Trustee	November 9, 2017
* Christopher B. Allen		Executive Vice President and Chief Financial Officer (principal financial officer)	November 9, 2017
* Brandon J. Koch		Vice President and Chief Accounting Officer (principal accounting officer)	November 9, 2017
*By:	/s/ THOMAS A. RIZK Thomas A. Rizk Attorney-in-fact

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EXPLANATORY NOTE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 31. Other Expenses of Issuance and Distribution.
  Item 32. Sales to Special Parties.
  Item 33. Recent Sales of Unregistered Securities.
  Item 34. Indemnification of Trustees and Officers.
  Item 35. Treatment of Proceeds from Shares Being Registered.
  Item 36. Financial Statements and Exhibits.
  Item 37. Undertakings.
EXHIBIT INDEX
SIGNATURES